

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 12, 2006

Mr. David W. Vreeman
Vice President and Chief Financial Officer
Credo Petroleum Corporation
1801 Broadway, Suite 900
Denver, CO 80202

> **Re:** **Credo Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2005**
> **Filed January 30, 2006**
> **Response letter dated April 28, 2006**
> **File No. 000-8877**

Dear Mr. Vreeman:

We have reviewed your response letter and filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2005

General

1. In your letter dated April 28, 2006, you propose making revised disclosures in future filings beginning with your quarterly report on Form 10-Q for the six months ended April 30, 2006, and thereafter in your annual reports on Form 10-K. In our earlier review of your Form 10-K for the fiscal year ended October 31, 2004, we did not object to your proposal to make the revised disclosures in future filings. However, after reviewing the Form 10-K for the fiscal year ended October 31, 2005, we noted that the disclosures you agreed to revise in future filings at that time were not made as you had agreed.

   Given these difficulties, coupled with the extent of revisions required to address the earlier comments, and additional issues identified in our March 23, 2006 comment letter, we believe it will be necessary for you to file an amendment to your Form 10-K for the fiscal year ended October 31, 2005 to include the revised disclosures you provided in your response letter dated April 28, 2006.  If you provide us with a marked version of the amendment prior to filing it, you may be able to avoid the possibility of having to file multiple amendments, in the event your revisions are not fully responsive.

Please contact us regarding this matter if you require further clarification.

Oil and Gas Activities, page 19

Drilling Activities, page 19

2.      Your response to prior comment 3 indicates your intention to remove the measures of reserve replacement and finding cost per Mcfe from future filings.  As your current annual report on Form 10-K includes these measures, we believe it is necessary for you to amend the document to include revised disclosures to address the items identified in comment 3 from our letter dated March 23, 2006.  If you continue to believe you will not provide these measures in future filings, that fact along with the reasons why should also be presented in the disclosures; simply removing the measures, with no discussion supporting the original disclosure, would not be an appropriate remedy.

Financial Statements and Supplementary Data, page 25

Consolidated Balance Sheets, page 26

3.      We have the following observations regarding the responses you provided in your letter dated April 28, 2006, that should be addressed in preparing your amendment.

(a)     The reconciliation reference in your response to prior comment 1 should be presented in a tabular format.

(b)     The asset you identify as long term inventory does not appear to be appropriately characterized, given the description you provided in response to prior comment 5.  Since you will be utilizing these assets in development, we believe you should utilize a more descriptive term, such as "compressors and tubulars to be used in development," "supplies" or similar language that does not give readers the impression these assets are held for sale in the ordinary course of business.

(c)     In response to prior comment 6, you explain that amounts you are required to set aside to maintain the availability of credit are not compensating balances as the arrangement does not constitute a legal restriction; and it is therefore your position that separate presentation on the face of the balance sheet is not required.

Since you have no amounts drawn under this line of credit, we will not object to the absence of segregation in your balance sheet. However, we continue to believe that disclosure of this provision in the notes to your financial statements, and along with other disclosure where you discuss the availability of credit under the agreement, would be anticipated under FRC Section 203.03; hinging disclosure solely on the incurrence of debt would not be sufficient.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief